Emeco

Earthmoving equipment solutions

RECEIVED

2009 NOV 10 A 8:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

28 October 2009

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

09047280

SUPPL

Dear Sir/Madam

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 27 October 2009 – Change in substantial holding – Maple-Brown Abbott Limited*
2. *Market Announcement – 28 October 2009 – Presentation to* WA Emerging Leaders Conference

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecogroup.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

Sincerely

M. Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services
Encl

dlw 11/10

RENTAL | SALES | PARTS | ASSET MANAGEMENT

Emeco Holdings Limited | ACN 112 188 815
location Ground Floor, 10 Ord Street, West Perth WA 6005, Australia | postal address PO Box 1173, West Perth WA 6872, Australia
phone +61 (0) 8 9420 0222 | fax +61 (0) 8 9321 1366 | email corporate@emecogroup.com | web www.emecogroup.com

PFAX201

Exemption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	27-Oct-2009
Time	16:17:12
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

RECEIVED
2009 NOV 10 A 8:21

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Form 604 Exemption File No. 82-35011

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Emeco Holdings Limited

ACN/ARSN: 112 188 815

1. Details of substantial holder(1)

Name: Maple-Brown Abbott Limited
ACN/ARSN (if applicable): 001 208 564

There was a change in the interests of the substantial holder on: 23/10/09
The previous notice was given to the company on: 15/10/09
The previous notice was dated: 13/10/09

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary	52,697,413	8.35%	45,839,275	7.26%
shares				

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
23/10/09	Refer Annexure A	Sales	----------Refer	Annexure	B------------

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
---------	----------------	Refer Annexure	C--------------	---------	-----------

Exemption File No. 82-35011

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Maple-Brown Abbott Ltd	Level 30, 20 Bond Street, Sydney NSW 2000

Signature

print name Dean Smedley capacity Company Secretary

sign here date 27/ 10 /09

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A

Emeco Holdings
Registered Shareholdings as at 13 October 2009

Registered Name	Address	Holding
RBC Dexia Investor Services Trust	Level 16 & 17, 2 Park Street, SYDNEY NSW 2000	51,347,413
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	1,350,000
		52,697,413

15/10/09

Annexure B

Emeco Holdings

Net Trades between 14 October 2009 and 23 October 2009

Date	Quantity	Consideration
15-Oct-2009	(852,273)	(738,333.55)
16-Oct-2009	(842,697)	(729,533.52)
19-Oct-2009	(1,149,425)	(975,699.98)
20-Oct-2009	(1,162,791)	(1,002,816.31)
21-Oct-2009	(1,149,425)	(987,850.39)
22-Oct-2009	(813,953)	(687,035.27)
23-Oct-2009	(887,574)	(760,152.37)
	(6,858,138)	(5,881,421.39)

27/10/09

Annexure C

Emeco Holdings
Registered Shareholdings as at 23 October 2009

Registered Name	Address	Holding
RBC Dexia Investor Services Trust	Level 16 & 17, 2 Park Street, SYDNEY NSW 2000	44,489,275
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	1,350,000
		45,839,275

27/10/09

PFAX201

Exemption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	28-Oct-2009
Time	11:23:58
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation to WA Emerging Leaders Conference

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Emeco

Earthmoving equipment solutions

WA Emerging Leaders Conference

Stephen Gobby
Chief Financial Officer

Contents

- Company Overview
- Emeco's Business Drivers
- Strategy

Operational Overview

- **Challenging year but business model validated...**
  - FY09 Operating NPAT of $57.7M (1)
  - Some regions outperformed
- **Well positioned...**
  - Positive cash flow
  - Debt reduction
  - Downsized European business
  - Global workforce of ~850 people
- **Looking forward...**
  - Positive volume outlook
  - Fleet-mix trending toward larger equipment
  - Growth in Australia, Indonesia & Canada

(1) FY09 Statutory NPAT of $13.3M due to impairment and restructuring charges

Corporate Overview

- **Key points...**
  - Established Australia 1972
  - Listed on ASX 200 Index (ASX:EHL)
  - Market cap A$536M
  - Debt facility A$595M
  - 52 week range $0.165 to $0.985

- **Substantial shareholders:**
  - Franklin Resources 11.32%
  - Maple-Brown Abbott Limited 8.35%
  - Barclays Group 7.33%
  - 70% institutional investors

Source: Shareholders as at 19 October 2009, as disclosed in the substantial holding notices
Market cap and 52 week price range as at 19 October 2009

Financial Overview

- Profit and Loss, FY09 (A$M)

	1H09	2H09	FY09
Revenue	309.8	218.4	528.2
EBITDA	**128.6**	**82.3**	**210.9**
EBIT	**69.7**	**36.2**	**105.9**
NPAT	**39.0**	**18.7**	**57.7**
EPS (cps)	6.2	3.0	9.1
DPS (cps)	2.0	2.0	4.0
Funds Employed	918.3	903.9	915.7
ROFE (%)	15.0%	8.0%	11.6%

- Cash Flow, FY09 (A$M)

	FY09
Cash flow from Operating Activities	175.4
Rental Capital Expenditure	(107.7)
Cash flow from Investing Activities	(94.2)
Dividends	(28.2)
Cash flow from Financing Activities	(35.7)
Free Cash flow to reduce Debt	**45.5**

- Balance Sheet at June-09 (A$M)

	Jun 09
Total Assets	1,121
Total Equity	683
Net Debt	331
Interest Cover	8.1
Net Debt: EBITDA	1.8
Net Debt: Equity	49%

- Funding Facilities at June-09 (A$M)

Funding Facilities	Facility limit	Drawn	Headroom
Senior Debt Facility	595	328	267
Working Capital Facility	35	–	35
Finance Lease	33	14	18
Total	**663**	**342**	**321**

Global Coverage

Australia **Indonesia** **Canada** **USA** **Europe**


Karratha
Kalgoorlie
Perth
Adelaide
Bendigo
Orange
Mackay
Brisbane
Kempsey
Somersby/Rutherford
Sydney
Melbourne
Balikpapan
Jakarta
Fort McMurray
Grand Prairie
Edmonton
London
Atlanta
Houston
Hardenburg

- Global fleet and inventory of around 2,000 machines
- Strong procurement network
- Redeployment opportunities minimise concentration risk

Equipment profile

Independent supplier of well-maintained best-in-class equipment


Truck
35 tonne
50 tonne
100 tonne
150 tonne
200 tonne
250 tonne
300 tonne
Small construction
Large mines
Dozer
15 tonne
25 tonne
35 tonne
45 tonne
60 tonne
100 tonne
150 tonne
Small construction
Large mines
Loader
100 kW
125 kW
150 kW
200 kW
300 kW
500 kW
1000 kW
1300 kW
Small construction
Large mines
Excavator
10 tonne
20 tonne
35 tonne
100 tonne
200 tonne
300 tonne
450 tonne
600 tonne
Small construction
Large mines
Grader
100 kW
110 kW
150 kW
200 kW
Small construction
Large mines

Why rent with Emeco?

5 main reasons why companies rent from Emeco...

Reasons:	Customer Constraint :
Availability	◆ Delivery time for new equipment ◆ Limited expertise to purchase second hand machines
Flexibility	◆ Fluctuations in fleet requirements over life of mine ◆ Unplanned work or increased production targets that exceed fleet capacity
Capital Management	◆ Allocating limited capital between exploration, development and production ◆ Availability of capital diminishing due to global contraction
Residual Risk Management	◆ Uncertainty around optimal disposal timing ◆ Limited disposal options – lack of global network
Asset Management	◆ Limited expertise or non-core internal capability > Potentially increasing downtime of machinery

Capital Efficiency

Operating Efficiency

Lower costs per hour

Customers

Establishing long-term supplier relationships with blue-chip customers

- 70% revenue from blue-chip customers
- Customer profile trending toward large mining houses
- Mix of miners and contractors demonstrates rental model appeals for variety of reasons
- Solid customer base:

Xstrata Coal	Barrick Gold	Rio Tinto Coal	
Rio Northparkes	Anglo Coal	Downer EDI	
Newcrest	Alcoa	Kagara	Newmont
Leightons	Xstrata Zinc	Rio Tinto Iron Ore	

Evolution of customer type


Miner
Contractor
Other
100%
80%
60%
40%
20%
0%
FY06
FY07
FY08
FY09

FY09 Customer composition


Miner
Contractor
Other
70%
60%
50%
40%
30%
20%
10%
0%
Large Customer
Small Customer

Large customers defined as market capitalisation >$1B

Commodities

Focus on increasing exposure to low cost producers in key commodities

- **Thermal coal** volumes forecast to increase in Australia and Indonesia
- **Iron ore** and **coking coal** expected to strengthen
- Exposure to world class **gold** producers
- Canadian **oil sands** activity expected to increase in 2010
- Increasing **infrastructure** investments in Australia

Commodity exposure FY09


Coal, 41%
Gold, 17%
Zinc, 10%
Oil, 9%
Civil, 8%
Iron Ore, 8%
Other, 7%

Organic Growth Opportunities

End-market volumes forecast to increase


Mt
Australian Thermal Coal
Production forecast
250
200
150
100
50
0
FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14


Mt
Australian Coking Coal
Production forecast
180
160
140
120
100
80
60
40
20
0
FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14


Mt
Australian Iron Ore
Production forecast
600
500
400
300
200
100
0
FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14


t
Australian Gold
Production forecast
460
440
420
400
380
360
340
FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14


Million barrels per day
Canadian Oil Sands
Production forecast
Mining
In situ
2,500
2,000
1,500
1,000
500
0
FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14


Mt
Indonesian Thermal Coal
Production
250
200
150
100
50
0
FY03 FY04 FY05 FY06 FY07 FY08 FY09

Source: ABARE Commodity Outlook – March 2009,
(CAPP) Canadian Association of Petroleum Producers Crude Oil Forecast 2009-2025
Ministry of Energy and Mineral Resources – Republic of Indonesia

Strategy

Short-Term

- Downsizing Europe
- USA strategic review
- Liberating cash from underperforming assets
- Opportunistically purchase specific asset classes
- Engage new CEO to move forward with established senior management team
- Leverage earnings growth from installed asset base

Medium to Long-Term

- Reposition fleet away from small civil to large mining
- Increase exposure to low cost producers in key commodities
- Build scale and commodity diversification in Canada
- Explore alternative markets
- Enhance integrated approach to provide 'Rental, Sales, Parts & Asset Management' services
- Build depth in organisational management and technical capability
- Build long-term strategic supply relationships with blue-chip customers
- Develop long term diversified funding sources

Market Outlook

Increasingly positive outlook

Volumes	◆ Development volumes expanding as business confidence improves ◆ Growth in bulk commodities in Asia Pacific expected ◆ Canadian oil sands now stable, development activity to recommence in 2010 ◆ Infrastructure activity increasing as Government projects gain traction
Equipment Capacity	◆ Short term excess capacity expected to unwind as activity recommences over FY10 ◆ Early signs of tightening availability for larger mining equipment
Capital Availability	◆ Customers likely to remain cautious on capex for some time ◆ General recovery of credit flows expected to take longer than resource recovery ◆ Balance sheet and cash flow strategy positions Emeco to capture opportunities

Summary

- ✓ Emeco Business model has been validated
  - ✓ Solid operational NPAT
  - ✓ Significant free cash flow generated
- ✓ Activity across key commodities is improving
- ✓ Strengthening relationships with blue-chip customers
- ✓ Installed asset base to drive earnings recovery in FY10
- ✓ Strategy to liberate capital from underperforming assets
- ✓ Opportunity to invest in larger equipment in-line with growing demand
- ✓ Repositioning the business in FY10
- ✓ Continued growth in FY11

Emeco

Earthmoving equipment solutions

Questions & Answers

Disclaimer

Reliance on third party information

The information and views expressed in this Presentation were prepared by Emeco Holdings Ltd (the **Company**) and may contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. No responsibility or liability is accepted by the Company, its officers, employees, agents or contractors for any errors, misstatements in or omissions from this Presentation.

Presentation is a summary only

This Presentation is information in a summary form only and does not purport to be complete. It should be read in conjunction with the Company's 2009 financial report. Any information or opinions expressed in this Presentation are subject to change without notice and the Company is not under any obligation to update or keep current the information contained within this Presentation.

Not investment advice

This Presentation is not intended and should not be considered to be the giving of investment advice by the Company or any of its shareholders, directors, officers, agents, employees or advisers. The information provided in this Presentation has been prepared without taking into account the recipient's investment objectives, financial circumstances or particular needs. Each party to whom this Presentation is made available must make its own independent assessment of the Company after making such investigations and taking such advice as may be deemed necessary.

No offer of securities

Nothing in this Presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell Company securities in any jurisdiction.

Forward looking statements

This Presentation may include forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, these statements are not guarantees or predictions of future performance, and involve both known and unknown risks, uncertainties and other factors, many of which are beyond the Company's control. As a result, actual results or developments may differ materially from those expressed in the statements contained in this Presentation. Investors are cautioned that statements contained in the Presentation are not guarantees or projections of future performance and actual results or developments may differ materially from those projected in forward-looking statements.

No liability

To the maximum extent permitted by law, neither the Company nor its related bodies corporate, directors, employees or agents, nor any other person, accepts any liability, including without limitation any liability arising from fault or negligence, for any direct, indirect or consequential loss arising from the use of this Presentation or its contents or otherwise arising in connection with it.